                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                                  Amendment 16

                         Reliable Life Insurance Company
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                                (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                   759421100
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                                 CUSIP Number

      Check the following box if a fee is
      being paid with this statement.                           / /

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CUSIP NO.   759421100
          -------------------

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1)  Names of Reporting Persons                 Mercantile Bancorporation Inc.
    S.S. or I.R.S. Identifica-
    tion Nos. of above Persons                           43-0951744
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                                                            (a)
2)  Check the appropriate Box if a member of a group
                                                            (b)
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3)  SEC Use Only

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4)  Citizenship or Place of Organization                            Missouri

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                  (5) Sole Voting Power                               58,161

 Number Of        -------------------------------------------------------------
  Shares
Beneficially      (6) Shared Voting Power                                  0
 Owned by
   Each           -------------------------------------------------------------
 Reporting
  Person          (7) Sole Dispositive Power                               0
   With
   Each           -------------------------------------------------------------

                  (8) Shared Dispositive Power                        61,561

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9)  Aggregate Amount Beneficially Owned by Each Reporting Person      61,561

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10) Check if the Aggregate Amount in Row (9) Excludes
    Certain Shares

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11) Percent of Class Represented by Amount in Row 9                      5.5%

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12) Type of Reporting Person                                            H.C.

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Item 1(a)   Name of Issuer:
                  Reliable Life Insurance Company


Item 1(b)   Address of Issuer's Principal Executive Offices:
                  231 W. Lockwood
                  St. Louis, MO 63119


Item 2(a)   Name of Person Filing:

                  Mercantile Bancorporation Inc.

Item 2(b)   Address of Principal Business Offices or, if none, Residence:
                  #1 Mercantile Center
                  St. Louis, Missouri 63101


Item 2(c)   Citizenship
                  Missouri


Item 2(d)   Title of Class of Securities:
                  Reliable Life Insurance Co, Class A Common Stock


Item 2(e)   CUSIP Number:
                  759421100


Item 3.     If this Statement is filed pursuant to Rules 13d-1(b) or
             13d-2(b), check whether the person filing is a:

             (a) { }  Broker or Dealer registered under Section 15 of the Act
             (b) { }  Bank as defined in section 3(a)(6) of the Act
             (c) { }  Insurance Company as defined in section 3(a) (19)
                        of the Act
             (d) { }  Investment Company registered under section 8 of
                        the Investment Company Act
             (e) { }  Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
             (f) { }  Employee Benefit Plan, Pension Fund which is
                        subject to the provisions of the Employee
                        Retirement Income Security Act of 1974 or
                        Endowment Fund; see Sec. 240.13d-1(b)(1)(ii)(F)
             (g) {x}  Parent Holding Company, in accordance with
                        Sec. 240.13d-1(b)(ii)(G)
             (h) { }  Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(H)

Item 4.     Ownership.

        (a) Amount Beneficially Owned:
                                             61,561


        (b) Percent of Class:
                                               5.5%


        (c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote                              58,161
         (ii)  shared power to vote or to direct the vote                                 0
        (iii)  sole power to dispose or to direct the disposition of                      0
         (iv)  shared power to dispose or to direct the
               disposition of                                                        61,561

Item 5.     Ownership of Five Percent or Less of a Class.

        Not Applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another
             Person.

        Not Applicable

Item 7.     Identification and Classification of the Subsidiary Which
             Acquired the Security Being Reported on By the Parent Holding Company.

        See Exhibit A

Item 8.     Identification and Classification of Members of the Group.

        Not Applicable

Item 9.     Notice of Dissolution of Group.

        Not Applicable

Item 10.    Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.




-----------------------------------------
Date

Mercantile Bancorporation Inc.



BY
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  Janie Greenwood Harris, Senior Attorney

                                    EXHIBIT A




Item 7.     Identification of Relevant Subsidiaries


            Name                                Item 3 Classification
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      Mercantile Trust Company, N.A.            Trust Company